Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-128718

Pricing	Supplement No. 7 Dated September 28, 2006

(To Prospectus dated December 9, 2005, and

Prospectus Supplement dated December 9, 2005)

CUSIP: 37247XAG7

Genworth Life and Annuity Insurance Company

Secured Medium-Term Notes

Issued Through

Genworth Global Funding Trust 2006-F (the “Trust”)

The description in this pricing supplement of the particular terms of the Secured Medium-Term Notes offered hereby, and the Funding Agreement (specified below) issued by Genworth Life and Annuity Insurance Company (“GLAIC”) to the Trust, supplements the description of the general terms and provisions of the notes and the funding agreements set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.

1. The Notes

Principal Amount: $500,000,000.00	Agent(s) Discount: $750,000 (0.15%)

Issue Price: 100.0%	Original Issue Date: October 5, 2006

Net Proceeds to the Trust: $499,250,000 (99.85%)

Stated Maturity Date: The Initial Maturity Date, the Final Maturity Date or any other maturity date resulting from the failure of a holder to elect to extend the maturity of all or a portion of its Notes (as set forth in the attached “Schedule of Additional Provisions Relating to the Notes”); provided, however, that in no event shall the maturity of any Notes be extended beyond the Final Maturity Date.

Initial Maturity Date: October 15, 2007, or if such day is not a Business Day, the immediately preceding Business Day.

Final Maturity Date: October 15, 2012, or if such day is not a Business Day, the immediately preceding Business Day.

Specified Currency: U.S. Dollars

Interest Payment Dates: The 15th day of each month, subject to adjustment in accordance with the Modified Following Business Day Convention; provided, that the final Interest Payment Date for any Notes maturing prior to the Final Maturity Date will be the relevant Stated Maturity Date, and interest for the final interest period will accrue from and including the Interest Payment Date in the month immediately preceding such relevant Stated Maturity Date to but excluding such relevant Stated Maturity Date.

Initial Interest Payment Date: November 15, 2006

Regular Record Date: 15 calendar days prior to the Interest Payment Date

Type of Interest Rate:  ☐  Fixed Rate    ☒  Floating Rate

Fixed Rate Notes:  ☐  Yes    ☒  No. If Yes,

Interest Rate:

Floating Rate Notes:  ☒  Yes    ☐  No. If Yes,

Floating Rate Notes:  ☒    Yes  ☐  No. If Yes,

Interest Rate:	One-Month USD LIBOR (except as noted under “Interest Rate Basis”) plus the applicable Spread set forth in the attached “Schedule of Additional Provisions Relating to the Notes”.

Interest Rate Basis(es):	One-Month USD LIBOR; provided, however, that for the initial interest period (from and including the Original Issue Date to but excluding the Interest Payment Date occurring in November 2006), the Interest Rate Basis will be an interpolated London interbank offered rate for deposits in U.S. Dollars, determined on October 3, 2006, the second London banking day prior to the Original Issue Date.

Floating Rate/Fixed Rate Notes:  ☐  Yes    ☒  No. If Yes,

Floating Interest Rate:

Interest Rate Basis(es):

Fixed Interest Rate:

Fixed Rate Commencement Date:

Fixed Rate/Floating Rate Notes:  ☐  Yes    ☒  No. If Yes,

Fixed Interest Rate:

Floating Interest Rate:

Interest Rate Basis(es):

Floating Rate Commencement Date:

Inverse Floating Rate Notes:  ☐  Yes    ☒  No. If Yes,

Fixed Interest Rate:

Floating Interest Rate:

Interest Rate Basis(es):

Initial Interest Rate, if any:	The Initial Interest Rate in effect as of the Original Issue Date, shall be an interpolated London interbank offered rate for deposits in U.S. Dollars determined on October 3, 2006, the second London banking day prior to the Original Issue Date minus 0.02%.

Initial Interest Reset Date: November 15, 2006

Interest Rate Basis(es). Check all that apply:

☐ CD Rate	☐ CMT Rate
☐ Commercial Paper Rate	☐ Eleventh District Cost of Funds Rate
☐ EURIBOR	☐ Federal Funds Rate
☒ LIBOR	☐ Prime Rate
☐ Treasury Rate

If LIBOR:  ☐  LIBOR Reuters    ☒  LIBOR Telerate

LIBOR Currency: U.S. Dollars

If CMT Rate:

Designated CMT Telerate Page:

If 7052:  ☐  Weekly Average    ☐  Monthly Average

Designated CMT Maturity Index:

Index Maturity: 1-month

Spread (+/-): See the attached “Schedule of Additional Provisions Relating to the Notes—Spread”

Spread Multiplier: Not applicable

Interest Reset Date(s): Each Interest Payment Date

Interest Rate Determination Date(s):	The date that is two (2) London banking days prior to the related Interest Reset Date.

Maximum Interest Rate, if any: Not applicable

Minimum Interest Rate, if any: Not applicable

Calculation Agent, if any: The Indenture Trustee

Exchange Rate Agent, if any: Not applicable

Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement):

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement):

Amortizing Notes:  ☐  Yes    ☒  No. If Yes,

Amortizing Schedule:

Additional/Other Terms:

Discount Notes:  ☐  Yes    ☒  No. If Yes,

Total Amount of Discount:

Initial Accrual Period of Discount:

Additional/Other Terms:

Redemption Provisions:  ☒  Yes    ☐  No. If Yes,

Terms: See the attached “Schedule of Additional Provisions Relating to the Notes—Extension Election/Contingent Redemption”

Repayment:  ☐  Yes    ☒  No. If Yes,

Repayment Date(s):

Repayment Price:

Repayment:  ☐  In whole only and not in part

☐ May be in whole or in part

Additional/Other Terms:

Sinking Fund (not applicable unless specified): Not applicable

Additional Amounts to be Paid for Withholding Tax (not applicable unless specified): Not applicable

Securities Exchange Listing:  ☐  Yes    ☒  No. If Yes, Name of Exchange: Not applicable

Authorized Denominations:	$1,000 and any integral multiple of $1,000 in excess thereof; holders of Notes may elect to extend all or a portion of their Notes in Authorized Denominations and the Principal Amount of their Notes remaining after such an election must also be in Authorized Denominations.

Ratings:	The Notes issued under the Program are rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”). GLAIC expects the Notes to be rated Aa3 by Moody’s Investors Service, Inc.

(“Moody’s”).

Agent(s) Purchasing Notes as Principal:  ☒  Yes    ☐  No. If Yes,

Agent(s)	Principal Amount
Morgan Stanley & Co. Incorporated (DTC #050)	$500,000,000
Total:	$500,000,000

Agent(s) Acting as Agent:  ☐  Yes    ☒  No. If Yes,

Agent(s)	Principal Amount
Total:

Jurisdiction of Organization of the Trust: Illinois

Indenture Trustee:	It is anticipated that, prior to the Original Issue Date, The Bank of New York Trust Company, N.A. will succeed JPMorgan Chase Bank, N.A. as indenture trustee under the Program.

Trustee:	It is anticipated that, prior to the Original Issue Date, U.S. Bank National Association will replace The Bank of New York as trustee under the Program.

Additional/Other Terms, if any: See the attached “Schedule of Additional Provisions Relating to the Notes”

Special Tax Considerations, if any: See the attached “Certain U.S. Federal Income Tax Considerations”

2. The Funding Agreement

Funding Agreement Issuer: Genworth Life and Annuity Insurance Company

Funding Agreement No.: GS-I6006

Deposit Amount: $500,000,015.00

Issue Price: 100.0%

Net Deposit Amount: $499,250,000.00

Effective Date: October 5, 2006

Stated Maturity Date: October 15, 2012

Maturity Date: The earlier to occur of (a) the Stated Maturity Date or (b) such other date on which the Deposit Amount is equal to zero.

Specified Currency: U.S. Dollars

Interest Payment Dates:	The 15th day of each month, subject to adjustment in accordance with the Modified Following Business Day Convention; provided, however, that the final Interest Payment Date shall be the Maturity Date and interest for the interest period immediately preceding such Maturity Date will accrue from and including the Interest Payment Date in the month immediately preceding such Maturity Date to but excluding such Maturity Date.

Initial Interest Payment Date: November 15, 2006

Type of Interest Rate:  ☐  Fixed Rate    ☒  Floating Rate

Fixed Rate Funding Agreement:  ☐  Yes    ☒  No. If Yes,

Interest Rate:

Floating Rate Funding Agreement:  ☒  Yes    ☐  No. If Yes,

Floating Rate Funding Agreement:  ☒  Yes    ☐  No. If Yes,

Interest	Rate: One-Month USD LIBOR (except as noted under “Interest Rate Basis”) plus the applicable Spread set forth in the attached “Schedule of Additional Provisions Relating to the Funding Agreement—Spread”.

Interest Rate Basis(es):	One-Month USD LIBOR; provided, however, that for the initial interest period (from and including the Effective Date to but excluding the Interest Payment Date occurring in November 2006), the Interest Rate Basis will be an interpolated London interbank offered rate for deposits in U.S. Dollars, determined on October 3, 2006, the second London banking days prior to the Effective Date.

Floating Rate/Fixed Rate Funding Agreement:  ☐  Yes    ☒  No. If Yes,

Floating Interest Rate:

Interest Rate Basis(es):

Fixed Interest Rate:

Fixed Rate Commencement Date:

Fixed Rate/Floating Rate Funding Agreement:  ☐  Yes    ☒  No. If Yes,

Fixed Interest Rate:

Floating Interest Rate:

Interest Rate Basis(es):

Floating Rate Commencement Date:

Inverse Floating Rate Funding Agreement:  ☐  Yes    ☒  No. If Yes,

Fixed Interest Rate:

Floating Interest Rate:

Interest Rate Basis(es):

Initial Interest Rate, if any: The Initial Interest Rate in effect as of the Effective Date shall be an interpolated London interbank offered rate for deposits in U.S. Dollars, determined on October 3, 2006, the second London banking day prior to the Effective Date minus 0.02%.

Initial Interest Reset Date: November 15, 2006

Interest Rate Basis(es). Check all that apply:

☐ CD Rate	☐ CMT Rate
☐ Commercial Paper Rate	☐ Eleventh District Cost of Funds Rate
☐ EURIBOR	☐ Federal Funds Rate
☒ LIBOR	☐ Prime Rate
☐ Treasury Rate

If LIBOR:  ☐  LIBOR Reuters    ☒  LIBOR Telerate

LIBOR Currency: U.S. Dollars

If CMT Rate:

Designated CMT Telerate Page:

If 7052:  ☐  Weekly Average    ☐  Monthly Average

Designated CMT Maturity Index:

Index Maturity: 1-month

Spread (+/-): See the attached “Schedule of Additional Provisions Relating to the Funding Agreement— Spread”

Spread Multiplier: Not applicable

Interest Reset Date(s): Each Interest Payment Date

Interest Rate Determination Date(s): The date that is two (2) London banking days prior to the related Interest Reset Date

Maximum Interest Rate, if any: Not applicable

Minimum Interest Rate, if any: Not applicable

Calculation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement):

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement):

Amortizing Funding Agreement:  ☐  Yes    ☒  No. If Yes,

Amortizing Schedule:

Additional/Other Terms:

Discount Funding Agreement:  ☐  Yes    ☒  No. If Yes,

Total Amount of Discount:

Initial Accrual Period of Discount:

Additional/Other Terms:

Redemption Provisions:  ☒  Yes  ☐  No. If Yes,

Terms: See the attached “Additional Provisions Relating to the Funding Agreement—Contingent Redemption”

Repayment:  ☒  Yes    ☐  No. If Yes,

Terms: See the attached “Schedule of Additional Provisions Relating to the Funding Agreement—Repayment”

Sinking Fund (not applicable unless specified): Not applicable

Additional Amounts to be Paid For Withholding Tax (not applicable unless specified): Not applicable

Ratings: The Funding Agreement issued under the Program is rated AA- by S&P.

GLAIC expects the Funding Agreement to be rated Aa3 by Moody’s.

Additional/Other Terms, if any: See the attached “Schedule of Additional Provisions Relating to the Funding Agreement”

Special Tax Considerations, if any: See the attached “Certain U.S. Federal Income Tax Considerations”

SCHEDULE OF ADDITIONAL PROVISIONS RELATING TO THE NOTES

SPREAD:

The Spread for the Notes for the indicated periods is as follows:

Period	Spread
From and including the Original Issue Date to but excluding the Interest Payment Date occurring in October 2007	- 0.02%
From and including the Interest Payment Date occurring in October 2007 to but excluding the Interest Payment Date occurring in October 2008	0.00%
From and including the Interest Payment Date occurring in October 2008 to but excluding the Interest Payment Date occurring in October 2009	0.01%
From and including the Interest Payment Date occurring in October 2009 to but excluding the Interest Payment Date occurring in October 2010	0.02%
From and including the Interest Payment Date occurring in October 2010 to but excluding the Final Maturity Date	0.03%

EXTENSION ELECTION / CONTINGENT REDEMPTION:

The Notes will mature on the Initial Maturity Date, unless the maturity of all or a portion of the Principal Amount of the Notes is extended in accordance with the procedures described below. In no event shall the maturity of the Notes be extended beyond the Final Maturity Date.

During a notice period relating to an Election Date (as defined below), a holder may elect to extend the maturity of all or any portion of the Principal Amount of its Notes (in Authorized Denominations) so that the maturity of the Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, that if such Corresponding Maturity Date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The Election Dates will take place monthly on the 15th day of each month, commencing on November 15, 2006 and ending on September 15, 2011, except that if any Election Date would otherwise be a day that is not a Business Day, such Election Date will be the immediately succeeding Business Day. The respective Corresponding Maturity Date for each Election Date is the 15th day of the calendar month which is one calendar month after (1) November 15, 2007 (in the case of an initial extension of maturity) or (2) any later date to which the Stated Maturity Date of the Notes has previously been extended (the “Corresponding Maturity Date”). If a holder fails to make an effective election to extend all or a portion of the maturity of its Notes, the Stated Maturity Date of such Notes (or portion thereof) will be the Corresponding Maturity Date for the immediately preceding Election Date. For example, if a holder fails to make an effective election to extend all or a portion of its Notes on the Election Date occurring in November 2006, such portion will mature on October 15, 2007. Similarly, if a holder elects to extend a portion of its Notes on the Election Date occurring in November 2006, such portion of its Notes will then be scheduled to mature (barring a subsequent valid election) on December 15, 2007.

To make an effective election on any Election Date, a holder must deliver a notice of election during the notice period for such Election Date. The notice period for an Election Date begins on the 5th Business Day immediately preceding the relevant Election Date and ends on the relevant Election Date. The Paying Agent must receive a holder’s notice through the normal clearing system channels (described in more detail below), no later than the close of business in New York City on the last Business Day in the notice period (i.e. the relevant Election Date), at which time such notice becomes irrevocable.

If, with respect to any Election Date, a holder does not make an election to extend the maturity of all or a portion of the Principal Amount of its Notes, the Principal Amount of such Notes will become due and payable on the earlier of the Initial Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended. The Principal Amount of the Notes for which such election is not exercised will be represented by a new Note issued on such Election Date. The new Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will be subject to Contingent Redemption (as defined below) and its maturity date will be the earlier of the Initial Maturity Date or such later Corresponding Maturity Date to which the Notes were previously extended. The failure to elect to extend the maturity of all or any portion of a holder’s Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

On any Interest Payment Date occurring prior to the Final Maturity Date, if any, the Trust may elect to redeem Notes, in whole or in part, for which an effective election to extend the maturity of such Notes has not been received (a “Contingent Redemption”), upon not less than five (5) Business Days’ notice to the holder of such Notes. The Trust will redeem such Notes at a redemption price equal to 100% of the Principal Amount of such Notes to be redeemed plus any accrued and unpaid interest thereon. For the avoidance of doubt, the Trust will elect to redeem the Notes solely upon the election of Genworth Life and Annuity Insurance Company to redeem a corresponding amount under the Funding Agreement (see “Schedule of Additional Provisions Relating to the Funding Agreement—Contingent Redemption”, below).

The Notes will be issued in registered global form and remain on deposit with The Depository Trust Company, the depositary for the Notes. Therefore, a holder must exercise the option to extend the maturity of its Notes through the depositary. To ensure that the depositary receives timely notice of an election to extend the maturity of all or a portion of the Notes by a holder so that the depositary can deliver notice of such election to the Indenture Trustee, as paying agent, prior to the close of business in New York City on the last Business Day in the notice period, a holder must instruct the direct or indirect participant through which it holds an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of the election by a holder to the Indenture Trustee, as paying agent. Different firms have different deadlines for accepting instructions from their customers. A holder should consult the direct or indirect participant through which it holds an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

SCHEDULE OF ADDITIONAL PROVISIONS RELATING TO THE FUNDING AGREEMENT

SPREAD:

The Spread for the Funding Agreement for the indicated periods is as follows:

Period	Spread
From and including the Effective Date to but excluding the Interest Payment Date occurring in October 2007	- 0.02%
From and including the Interest Payment Date occurring in October 2007 to but excluding the Interest Payment Date occurring in October 2008	0.00%
From and including the Interest Payment Date occurring in October 2008 to but excluding the Interest Payment Date occurring in October 2009	0.01%
From and including the Interest Payment Date occurring in October 2009 to but excluding the Interest Payment Date occurring in October 2010	0.02%
From and including the Interest Payment Date occurring in October 2010 to but excluding the Stated Maturity Date	0.03%

REPAYMENT:

In the event (and only to the extent) it is necessary to fund payments due under the Notes as a result of the failure of a holder to elect to extend all or a portion of the Principal Amount of its Notes, the Trust, as owner of the Funding Agreement, shall notify GLAIC that it must prepay all or a portion of the Deposit Amount (each, a “Repayment”). The Trust shall give GLAIC written notice of such Repayment requirement (the “Repayment Notice”) no later than the related Repayment Notice Date (as defined below) and GLAIC shall prepay the applicable portion of the Deposit Amount (including any accrued but unpaid interest) on the relevant Repayment Date (as defined below).

With respect to any Election Date for the Notes, the “Repayment Notice Date” shall be the second Business Day immediately following such Election Date and the “Repayment Date” shall be the Corresponding Maturity Date (which, in the event of a holder’s failure to elect to extend all or a portion of the Principal Amount of its Notes on the first Election Date, could be the Initial Maturity Date) related to the relevant Election Date on which the holder previously elected to extend all or a portion of the Principal Amount of its Notes, or if such Maturity Date is not a Business Day the immediately preceding Business Day.

CONTINGENT REDEMPTION

In the event the Trust has delivered to GLAIC a Repayment Notice, GLAIC may elect to redeem all or any portion of the Deposit Amount subject to Repayment (in Authorized Denominations) to be prepaid on any Interest Payment Date following the Repayment Notice Date (other than the Repayment Date) at a redemption price equal to 100% of the applicable portion of the Deposit Amount plus any accrued and unpaid interest thereon by giving notice of such redemption to the Trust no less than seven (7) Business Days prior to the applicable Interest Payment Date.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Circular 230

Notwithstanding anything to the contrary contained herein, a prospective investor (and each employee, representative, or other agent of a prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described herein and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions with prospective investors regarding the transactions contemplated herein.

Any discussions of U.S. federal tax matters set forth herein were written in connection with the promotion and marketing by the Trust of the Notes. Such discussions were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and they cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

Discussion

The following discussion is based on the opinion of Sidley Austin LLP, special U.S. federal income tax counsel to the Trust (“Special Tax Counsel”). This summary supplements, and should be read in conjunction with, the discussion in the prospectus supplement under the caption “Material United States Federal Income Tax Considerations.”

The following discussion describes certain U.S. federal income tax consequences of ownership and disposition of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion deals only with Notes purchased by a U.S. Holder, as defined below, on original issuance and held as capital assets, within the meaning of section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to investors in light of their particular circumstances or to holders subject to special rules, such as persons other than U.S. Holders, insurance companies, banks, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect the mark-to-market method of accounting, persons holding the Notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction, or U.S. Holders whose functional currency, as defined in section 985 of the Code, is not the U.S. dollar. Persons considering the purchase of the Notes should consult with their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

As used in this section, the term “U.S. Holder” means a beneficial owner of a Note who or that is a U.S. person. The term “U.S. person” means (i) a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation or partnership, including an entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. In addition, some trusts treated as U.S. persons before August 20, 1996 that elect to continue to be so treated to the extent provided in Treasury regulations shall be considered U.S. persons.

An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. Special Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”).

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification

Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately six-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the Notes from an initial amount equal to –0.02% to an amount equal to +0.03%, under these rules, as of the Original Issue Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the Principal Amount to the Final Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).

Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then Special Tax Counsel has indicated that investors would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, Special Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, investors may be required to accrue original issue discount income, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income.

The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.